Mail Stop 4561

May 30, 2008

Joseph K. Pagano
Chairman and Chief Executive Officer
SentiSearch, Inc.
1217 South Flager Drive, 3rd Floor
West Palm Beach, FL 33401

Re: **SentiSearch, Inc.**
    Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
    Filed: May 30, 2008
    File No. 000-52320

Dear Mr. Pagano:

  We have completed our review of your revised filing and have no further comments at this time.

        Sincerely,

        David L. Orlic
        Special Counsel